Mail Stop 4561

May 26, 2006

Ms. A. Katrina Roche
Chief Executive Officer
Cistera Networks, Inc.
17304 Preston Road
Suite 975
Dallas, TX 75252

> Re: **Cistera Networks, Inc.**
> **Form 10-KSB for the Fiscal Year Ended March 31, 2005**
> **Form 10-QSB for the Fiscal Quarter Ended June 30, 2005**
> **Form 10-QSB for the Fiscal Quarter Ended September 30, 2005**
> **Form 10-QSB for the Fiscal Quarter Ended December 31, 2005**
> **File No. 000-17304**

Dear Ms. Roche:

We have reviewed the above referenced filings and your response letter dated April 26, 2006 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended March 31, 2005

Item 6 Management's Discussion and Analysis or Plan of Operations

Critical Accounting Policies

Revenue Recognition, page 11

1.   We note your analysis supporting your conclusion that your software is incidental to your products and services as a whole in response to prior comment number 1. However, your analysis does not adequately explain why an indicator is supporting your conclusion. You state that you do not market or sell the software application separate from the server hardware in your analysis. However, it appears as though software would be a significant focus of the marketing efforts for your product lines even though you do not sell the software separately. Further, your response also states you provide PCS (software maintenance and upgrades on a when and if available basis) and indicates you have incurred significant costs within the scope of SFAS 86. Based on the weight of these indicators, it appears that your software is not incidental to your products and services as a whole. Therefore, the software element of this arrangement should be accounted for pursuant to SOP 97-2, as amended by SOP 98-9. Please revise or advise accordingly.

2.   Please address the following with respect to the non-software elements provided in your arrangements:

        ▪   For software arrangements that contain a hardware element, tell us your consideration of EITF Issue No. 03-5 to determine whether software is essential to the functionality of the hardware and hence, in the scope of SOP 97-2. If it is essential to the functionality of the hardware, the hardware and hardware related services would also be in the scope of SOP 97-2. If it is not essential to the functionality, the hardware and hardware related services would need to be separated from the software elements pursuant to the allocation guidance of EITF 00-21. Please advise.
        ▪   For arrangements that contain multiple elements, tell us whether you have established vendor-specific objective evidence (VSOE) of fair value to allocate value to the elements in the arrangement pursuant to paragraph 10 of SOP 97-2. If you have not established VSOE of fair value for one or more elements, tell us your consideration for paragraph 12 of SOP 97-2, as amended by SOP 98-9.

3.   Your response to prior comment number 2 indicates that your arrangements contain acceptance provisions, and you do not believe that these acceptance provisions would require you to defer revenue for your product deliverable. You appear to have reached this conclusion, in part, as your arrangements do not contain conditions found in items 1 through 3 of SAB Topic 13, Section A.3.b. However, your response also states that your arrangements "contain client acceptance criteria that identify the specific areas of

functionality to be enabled during the installation process." Therefore, it appears that your acceptance provision is similar to the provisions noted in items 2 and 3 of SAB Topic 13, Section A.3.b. Please provide a full analysis of SAB Topic 13, Section A.3.b to support your conclusion; ensure this analysis is persuasive to overcome the presumption that a seller should not recognize revenue until customer acceptance occurs. We also refer you to the guidance of SOP 97-2, paragraphs 13, 14, and 20, and Technical Practice Aid 5100.67. Note, if you conclude that your acceptance provisions do not require you to defer revenue for your product, clarify why you defer revenue for the installation services until such acceptance has been occurred as opposed to recognizing revenue as such services are performed.

Note 11 – Convertible Debt, page F-15

4.   We note your response to prior comment number 4, which indicates that you did not have sufficient authorized and unissued shares available to settle you contracts from the settlement of the Xbridge acquisition (on May 19, 2005), until the effective date of the authorized share increase (on September 21, 2005). Your response further indicates that you believe you have met the criteria of EITF 00-19 as you control the timing of the filing and effectiveness of the registration statement. However, as you were required to obtain shareholder approval to increase your authorized shares, the share settlement was not within your control; we refer you to EITF 00-19, paragraph 19. Therefore, the embedded conversion option is required to be bifurcated from the debt host and accounted for as a derivative pursuant to SFAS 133. Provide us with a materiality analysis for each reporting period prior to the increase in authorized shares that shows the affect of not having sufficient authorized shares in accordance with SAB 99.

Merger with XBridge Software, Inc.

5.   Your response to prior comment number 6 indicates that since XBridge had no other identifiable intangible assets, "it seems more than reasonable for Cistera to conclude from the guidance provided by paragraph 39 and Appendix A of SFAS 141 that the intellectual property assets were the only acquired intangible property through this acquisition." Clarify how you considered the guidance of SFAS 141, paragraph 43, when reaching this conclusion. That is, you are required to allocate the excess cost over the fair value of acquired net assets to goodwill. Therefore, based on this guidance, it is not permissible to allocate excess cost to an intangible asset other than goodwill. In this respect, we note that the amount allocated to acquired intellectual property as noted in your December 31, 2005 Form 10-QSB (i.e. $4,852,576) is different than the amount determined using a discounted present cash flow (i.e. $4,911,779) and the amount determined by an independent valuation firm (i.e. between $3-$4 million). Please tell us why the recorded amount of intellectual property is not the same either of the valuations used to support such amount. Additionally, clarify why the two valuations used to support the recorded amount generated significantly different results and why you

believe that your valuation is more accurate than the valuation performed by the independent valuation firm.

6.   Your response is not supportive of your decision to assign a 15 year life to the intellectual property acquired. Your response still indicates that you calculated the estimated fair value of the intellectual property using a 10 year life. Therefore, unless evidence to the contrary exists, it appears that this is the period over which it will contribute to cash flows and, hence the period such intangible asset should be amortized. Please revise or advise as appropriate.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Ms. A. Katrina Roche
Cistera Networks, Inc.
May 26, 2006
page 5

You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief